COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

13 October 2005

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL HOSTS AUSTRALIAN INVESTOR MEETING AND AFFIRMS FULL YEAR PROFIT GUIDANCE

Sydney, 13 October 2005: Coca-Cola Amatil Limited (CCA) is today hosting a two day meeting of fund managers and analysts in Sydney, Australia. A copy of the presentation slides will be posted on the Company's website, www.ccamatil.com.

At that meeting, CCA will brief attendees on its strategies for future growth. The continuing focus for the business will be in driving per capita consumption growth through the execution of the five core business drivers. These are:

1. Product and package innovation;
2. Non-carbonated beverage and food expansion;
3. Growing product availability through cold drink placements and new outlet expansion;
4. Customer service improvement; and
5. Revenue management and cost discipline.

These same principles are being applied to the SPC Ardmona business to broaden CCA's product portfolio in the high growth health and well being area.

Strong New Product Pipeline

Mr. Davis will inform investors of CCA's strong new product pipeline. "At the heart of our success in achieving double digit net profit growth for each of the last four years has been our commitment to product and package innovation. CCA's strong new product pipeline demonstrates the Coca-Cola system's ability to respond to changing consumer needs and creating greater levels of excitement in the non-alcoholic beverage market".

The major new product launches for CCA include:

- **1.5 litre Coke** – launched in October, 1.5L Coke is the third take home PET offering in the grocery channel in Australia and offers our customers more promotional opportunities.

- **Coca-Cola Zero** – to be launched in Australia in the first quarter of 2006. Coca-Cola Zero has the real taste of Coca-Cola whilst having zero sugar and addresses the demand from consumers for more healthy choices in beverages.

- **Coke Citra** – to be launched in New Zealand in October. Coke Citra is the latest exciting line extension in the Coke range and follows on from the success of Vanilla Coke and Raspberry Coke.

- **Fruitopia Alive** – to be launched in Australia in October. Fruitopia Alive is another innovative offer in the Fruitopia juice range. Made from premium juice blends with the added benefit of functional nutritional additives, Fruitopia Alive is like a juice bar in a bottle.

- **Deep Spring Natural and Flavoured Mineral Water** relaunches in Australia in October 2005. Deep Spring makes a splash with a new proprietary bottle and a strong media campaign.

- **Keri Fruit Freshers** – to be launched in New Zealand in November, Keri Fruit Freshers is a non-carbonated fruit juice beverage which leverages the strength of the Keri Original juice brand.

Trading Update

CCA business managers will also provide an update on current trading with key highlights being as follows:

- A return to growth in volumes in South Korea despite a continued difficult external trading environment. The Minute Maid juice brand is performing in line with expectations in South Korea and brand Coca-Cola has returned to growth in the third quarter, with a 4% lift in volume. CCA expects the second half trading result for South Korea in local currency to be in line with the performance reported in the second half of 2004.

- Australia and New Zealand have experienced generally softer demand due to higher fuel prices and generally lower consumer demand. The strength of the core Coca-Cola trademark brands was demonstrated in the third quarter when these brands maintained market share despite the widening price gap between CCA brands and the number 2 beverage competitor.

- Indonesia continues to improve its operating performance benefiting from increased brand investment and improved in-market execution which is helping to drive increased consumption of CCA's products. The improved performance is being achieved against the backdrop of a continuing volatile macro environment including currency fluctuations and the recent reduction in the Indonesian government fuel subsidy. In local currency terms the Indonesian business expects to achieve similar earnings growth in the second half of 2005 as the 27% EBIT growth achieved in the first half.

- SPC Ardmona continues to perform in line with our expectations and has maintained key category market share positions in spite of an intensifying competitive environment, the adverse impact of oil price increases on domestic and international freight and the strong Australian dollar impact on international margins.

2005 Trading Outlook

For the third quarter, CCA has experienced trading results in line with its expectations on a local currency basis. However as previously communicated, cost pressures have intensified in the second half as underlying commodity and petrol prices continue to rise.

Coca-Cola Amatil

At current currency exchange rates and assuming normal trading conditions in the peak selling period of November and December, CCA expects second half 2005 net profit to grow at low double-digit levels over the prior comparable period.

Over the next 12 months, commodity prices are expected to continue to rise with an expectation of a moderation beyond that period. As a result cost of goods sold for 2006 are expected to increase by between 5-7%.

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:

Kristina Devon +61 2 9259 6185
Alec Wagstaff +61 2 9259 6571